UNITED STATES
SECURITIES AND EXCHANGE COMMISSIOIN

Washington, D.C. 20549

FORM 11- K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILARY PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

Commission File Number 1-6028

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

DELAWARE MANAGEMENT HOLDINGS, INC.
EMPLOYEES’ SAVINGS AND 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation
150 N. Radnor Chester Road
Radnor, PA  19087

REQUIRED INFORMATION

Financial statements and schedule for the Delaware Management Holdings, Inc. Employees’ Savings and 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-k.

Financial Statements and Supplemental Schedule

Delaware Management Holdings, Inc.
Employees’ Savings and 401(k) Plan
As of and for the Year Ended December 31, 2008
With Report of Independent Registered Public Accounting Firm

Delaware Management Holdings, Inc.
Employees’ Savings and 401(k) Plan

Audited Financial Statements and Supplemental Schedule

As of and for the Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm

Plan Administrator
Delaware Management Holdings, Inc.
Employees’ Savings and 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Delaware Management Holdings, Inc. Employees’ Savings and 401(k) Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008, and the changes in its net assets available for benefits for the year then ended, in conformity with US generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
June 23, 2009

Delaware Management Holdings, Inc.
Employees’ Savings and 401(k) Plan

Statement of Net Assets Available for Benefits

As of December 31, 2008

Assets
Investments:
Mutual funds	$17,727,567
Collective investment trust funds	11,830,393
Common stock – Lincoln National Corporation	4,836,458
Wilmington Trust money market fund	123,746
Investment contracts – The Lincoln National Life Insurance Company	9,392,547
Participant loans	796,279
Total investments	44,706,990

Accrued interest receivable	39,131
Cash	(3,605)
Contributions receivable from participating employer	178,858
Total assets	44,921,374

Liabilities
Due to broker	107
Total liabilities	107
Net assets available for benefits	$44,921,267

See accompanying notes to the financial statements.

Delaware Management Holdings, Inc.
Employees’ Savings and 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Investment income:
Cash dividends	$873,615
Interest	170,729
1,044,344

Net realized and unrealized depreciation in fair value of investments	(21,203,764)

Contributions:
Participants	4,943,870
Rollovers	209,303
Employer	2,338,722
7,491,895

Spin-off from Lincoln National Corporation Employees Savings and Retirement Plan	64,773,607

Transfers from affiliated plans	256,531
Distributions to participants	(7,426,731)
Administrative expenses	(14,615)
(7,184,815)

Net increase in net assets available for benefits	44,921,267
Net assets available for benefits at beginning of the year	–
Net assets available for benefits at end of the year	$44,921,267

See accompanying notes to the financial statements.

Delaware Management Holdings, Inc.
Employees’ Savings and 401(k) Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following description of the Delaware Management Holdings, Inc. Employees’ Savings and 401(k) Plan (the Plan) is a summary only and is qualified in its entirety by the terms and provisions of the Plan document itself.

The Delaware Management Holdings, Inc. (the Employer) was a participating employer in the Lincoln National Corporation Employees’ Savings and Retirement Plan (LNC Plan) up through December 31, 2007. The Employer established and adopted the Plan effective January 1, 2008. All Employer participants and the fair value of their account balances in the LNC Plan were spun-off and transferred from the LNC Plan into the Plan effective January 1, 2008, totaling $64,773,607. The Plan is a contributory, defined contribution plan that covers substantially all employees of the Employer and any affiliate that adopts the Plan with the consent of the Employer.

A participant may elect to reduce their eligible compensation to make pre-tax contributions to the Plan. A participant may also elect to reduce their eligible compensation to make Roth 401(k) contributions to the Plan. Roth 401(k) contributions are includable in the participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions. A participant may make a combination of pre-tax contributions and Roth 401(k) contributions not to exceed more than 50% of eligible earnings up to a maximum annual amount as determined by the Internal Revenue Service (IRS) and the Employee Retirement Income Security Act of 1974, as amended (ERISA). Highly compensated employees are also subject to the percentage limit determined by the Lincoln National Corporations Benefit Committee. The Plan is subject to the provisions of ERISA.

In addition to each participant’s pre-tax and Roth 401(k) contributions, Employer-matching contributions to the Plan are provided in the form of a basic match of $0.50 for every $1.00 of pre-tax contributions or Roth 401(k) contributions up to 6% of the participants’ eligible compensation. In addition, at the sole discretion of the Employer’s Board of Directors, the Employer may contribute an annual discretionary match that is equal to a specific amount for every $1.00 of pre-tax contributions up to 6% of the participant’s compensation. Participants employed on the last day of the Plan year are eligible to receive the discretionary match, as are participants who retired, died, became disabled, or whose job was eliminated during the Plan year. The Employer, at the sole discretion of the Employer’s Board of Directors, may also make an Employer profit sharing contribution based on a uniform percentage allocation for eligible employees.

Delaware Management Holdings, Inc.
Employees’ Savings and 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants’ pre-tax and Roth 401(k) contributions and earnings thereon are fully vested at all times. Employer contributions vest based upon years of service as defined in the Plan document as follows:

Period of Service	Vested Percentage

Less than 2 years	0%
2 years	50%
3 or more years	100%

As a result of changes in participants’ employment status, $256,531 in net transfers were added to the Plan from affiliated Lincoln National Life Insurance Company (LNLIC) plans during 2008.

Participants direct the Plan to invest their contributions, Employer basic match, Employer discretionary and Employer profit sharing contributions in any combination of the investment options offered under the Plan.

The Employer has the right to discontinue contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all non-vested amounts allocated to participant accounts would become fully vested.

The Plan may make loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000, but not more than the total value of the participants’ accounts less the highest outstanding loan balance in the previous 12-month period. Interest charged on the loan will be at a reasonable rate of interest at the then prevailing rate for loans of similar type and are adequately secured. Loans may be repaid over any period selected by the participant up to a maximum repayment period of five years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

Delaware Management Holdings, Inc.
Employees’ Savings and 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Upon termination of service due to disability, retirement, or job elimination, a participant may elect to receive either a lump-sum amount equal to the entire value of the participant’s account or an installment option if certain criteria are met; in case of death, the participant’s beneficiary makes that election. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Vested account balances less than $1,000 are immediately distributable under the terms of the Plan, without the participant’s consent, unless the participant has made a timely election of rollover to an Individual Retirement Account or other qualified arrangement.

Each participant’s account is credited with the participant’s contributions, Employer contributions, applicable investment results thereon, administrative expenses, and any distributions. Forfeited non-vested amounts may be used to reduce future Employer contributions or pay administrative expenses of the Plan. Forfeitures of $22,730 were used to offset contributions in 2008. Unallocated forfeitures were $31,710 at December 31, 2008.

2. Summary of Significant Accounting Policies

Investments Valuation and Income Recognition

As of October 1, 2008, Wilmington Trust (the Trustee) became the new trustee for the Plan. In addition, Lincoln Alliance also assumed responsibility as the recordkeeper for the Plan as of October 1, 2008. Prior to this date Wells Fargo Bank acted as the Plan’s trustee and recordkeeper. As a result of this change, the funds the participants may invest in were changed. As of December 31, 2008 the assets of the Plan consisted primarily of mutual funds, collective investment trust funds, investment contracts issued by LNLIC, Lincoln National Corporation (LNC) common stock fund and participant loans. Marketable securities are stated at fair value based on quoted market prices in an active market at the Plan’s year end. The investment in LNC common stock is valued at the closing sales price reported on the New York Stock Exchange Composite Listing on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The fair value of ownership interest of the collective investment trust funds is established by the Trustee based on the quoted redemption values of the underlying investments on the last business day of the Plan year. A money market account, which is stated at fair value, is also utilized by the Trustee to hold money that has been removed from the participants’ funds and is waiting for distribution to the appropriate participants.

Delaware Management Holdings, Inc.
Employees’ Savings and 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Prior to October 1, 2008, the Plan’s assets consisted of LNC common stock, pooled separate account investment contracts underwritten by LNLIC, investment contracts underwritten by LNLIC, Wells Fargo Bank short-term investment account and participant loans. The Wells Fargo Bank Short-term investment account, which is a component of the common stock fund, was valued at cost, which approximated fair value. The fair value of participation units in the pooled separate accounts was estimated by LNLIC based on quoted redemption values of the underlying investments on the last business day of the Plan year.

The investment contracts are valued at contract value as estimated by LNLIC. As described in Financial Accounting Standards Board (FASB) Staff Position, (FSP), FSP AAG INV-1 and Statement of Position (SOP), SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan’s contract values, which represent net contributions plus interest at the contract rate, approximate fair value. The contracts are fully benefit-responsive.

Participant loans are valued at their outstanding balances, which approximate fair value.

The cost of investments sold, distributed, or forfeited is determined using the specific-identification method. Investment purchases and sales are accounted for on a trade-date basis.

Interest and dividend income is recorded when earned.

Accounting Estimates

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles that require management to make estimates affecting the amounts reported in the financial statements and accompanying notes. Those estimates are inherently subject to change and actual results could differ from those estimates.

Delaware Management Holdings, Inc.
Employees’ Savings and 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Adoption of New Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted SFAS 157. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Delaware Management Holdings, Inc.
Employees’ Savings and 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Collective Investment Trust

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Lincoln National Corporation Common Stock

Lincoln National Corporation common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

Investment Contract

This investment is made by the Plan in an Unallocated Group Fixed Annuity Contract which is invested in the general assets of LNLIC who guarantees a fixed interest rate. The NAV for the investment contract is $1. The investment contract is classified within level 3 of the valuation hierarchy.

Money Market Funds

These investments are public investment vehicles valued using $1 for the NAV. The money market funds are classified within level 2 of the valuation hierarchy.

Delaware Management Holdings, Inc.
Employees’ Savings and 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Loans to Participants

Loans to Plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within level 3 of the valuation hierarchy.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2008 are as follows:

	Number of	Fair
	Shares or Units	Value
Mutual Funds:
Dodge & Cox International Stock	113,317.579	$2,481,655
American Fund Growth Fund of America R-5	113,840.735	2,326,904
Vanguard Institutional Index	52,645.817	4,345,386
Collective Investment Trust Funds:
Delaware Large Cap Value Trust	327,498.599	2,875,438
Delaware Diversified Income Trust	511,901.772	5,400,564
Common Stock – Lincoln National Corporation	256,712.000	4,836,458
Investment contracts –The Lincoln National Life Insurance Company	9,392,547.000	9,392,547

The Plan holds an investment in an investment contract. From October 1 to December 31, 2008, the Plan invested in the Lincoln Stable Value Fund (Stable Value Fund) which earned an average interest rate of approximately 4.95% (annualized) in the fourth quarter of 2008. Contributions made to the Stable Value Fund in any quarter earn interest at the quarterly-set portfolio rate. The portfolio rate is declared for the quarter and is in effect only for that quarter. The credited interest rate is based upon a three-year average of the Barclays Intermediate U.S. Government/Credit Index rate plus 20 basis points, as of one month prior to the beginning of each quarter. Interest is credited at the same rate for the entire contract. Prior to October 1, 2008, the Plan invested in the LNLIC Guaranteed Account (Guaranteed Account) which earned an average interest rate of approximately 4.0% (annualized) in the first three quarters of 2008. The credited interest rates for new contributions, which approximated the current market rate, were 4.0% (annualized) through

Delaware Management Holdings, Inc.
Employees’ Savings and 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

September 30, 2008, and were determined based upon the performance of LNLIC’s general account. The credited interest rates could be changed quarterly for both the Stable Value Fund and the Guaranteed Account. The minimum rate was 3.5% through September 30, 2008 and is currently 3.0%. The guarantee is based on LNLIC’s ability to meet its financial obligations from the general assets of LNLIC.

For both the Stable Value Fund and the Guaranteed Account restrictions apply to the aggregate movement of funds to other investment options. The fair value of the investment contracts approximate contract value. Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

For the year ended December 31, 2008, the Plan’s investments (including bought, sold, as well as held during the year) depreciated in fair value as follows:

Mutual funds	$(5,587,792)
Collective investment trust funds	(1,471,008)
Lincoln National Corporation common stock	(5,446,477)
Pooled separate accounts	(8,698,487)
Total	$(21,203,764)

Delaware Management Holdings, Inc.
Employees’ Savings and 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value of Financial Investments, Carried at Fair Value

See “Adoption of New Accounting Standard” in Note 2 for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments.

Below are the Plan’s financial instruments carried at fair value on a recurring basis by the SFAS 157 fair value hierarchy levels described in Note 2.

	As of December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Mutual funds	$17,727,567	$–	$–	$17,727,567
Collective investment trust funds	–	11,830,393	–	11,830,393
Common stock – LNC	4,836,458	–	–	4,836,458
Investment contracts – LNLIC	–	–	9,392,547	9,392,547
Money market fund	–	123,746	–	123,746
Participant loans	–	–	796,279	796,279
Total assets	$22,564,025	$11,954,139	$10,188,826	$44,706,990

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2008:

	Beginning Fair Value	Items Included in Net Income	Gains (Losses) in OCI	Sales, Issuances, Maturities, Settlements, Calls Net	Transfers In or Out of Level 3, Net	Ending Fair Value
Investment contracts – LNLIC	$–	$–	$–	$5,933,553	$3,458,994	$9,392,547
Participant loans	–	–	–	104,817	691,462	796,279
Total	$–	$–	$–	$6,038,370	$4,150,456	$10,188,826

Delaware Management Holdings, Inc.
Employees’ Savings and 401(k) Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.

6. Tax Implications to Participants

Federal (and most state) income tax is deferred on participants’ pre-tax contributions, the Employer’s contributions, and income earned in the Plan until actual distribution or withdrawal from the Plan.

7. Transactions with Parties-in-Interest

The Plan has investments in common stock of LNC and investment contracts with LNLIC. Starting October 1, 2008, the Plan also invests in mutual funds and collective investment trust funds managed by the Employer, an affiliate of LNLIC. For the first nine months of 2008, the Plan was invested in pooled separate accounts with LNLIC. LNLIC charged the Plan for certain administrative expenses including trustee fees. Total administrative expenses were $14,615 in 2008. Lincoln Alliance, an affiliate of LNLIC is the recordkeeper for the Plan. As of October 1, 2008, all administrative expenses related to the parties-in-interest are being paid for by LNC.

8. Concentrations of Credit Risks

The Plan has investments in a common stock fund of LNC and investment contracts with LNLIC of $4,836,458 and $9,392,547, respectively, at December 31, 2008 (10.77% and 20.91% of net assets, respectively). LNC and LNLIC operate predominately in the insurance and investment management industries.

The Plan invests in various investment securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Delaware Management Holdings, Inc.
Employees’ Savings and 401(k) Plan

EIN #23-2693133     Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date			(e)
	Identity of Issue, Borrower,	Rate of Interest,		(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value		Cost	Value

	Mutual funds:
	Columbia Acorn Z	118,745.492	participation units	**	$ 2,102,983
*	Delaware Conservative Allocation I	83,915.182	participation units	**	652,021
*	Delaware Moderate Allocation I	120,637.875	participation units	**	966,309
*	Delaware Aggressive Allocation I	146,484.394	participation units	**	1,025,391
*	Delaware Mid Cap Value I	143,007.294	participation units	**	809,421
	Dodge & Cox International Stock	113,317.579	participation units	**	2,481,655
	American Fund Growth Fund of America R-5	113,840.735	participation units	**	2,326,904
	Harbor International Growth Institutional	234,601.684	participation units	**	1,902,620
	Vanguard Institutional Index	52,645.817	participation units	**	4,345,386
	Vanguard Extended Market Index Institutional	46,414.546	participation units	**	1,114,877
	Total mutual funds				17,727,567

	Collective investment trust funds:
*	Delaware Large Cap Value Trust	327,498.599	participation units	**	2,875,438
*	Delaware International Equity Trust	9,171.017	participation units	**	50,074
*	Delaware Small Cap Growth Trust	204,892.740	participation units	**	1,403,515
*	Delaware Diversified Income Trust	511,901.772	participation units	**	5,400,564
*	Delaware Large Cap Growth Trust	269,679.342	participation units	**	2,100,802
	Total collective investment trust fund accounts				11,830,393

	Common stock:
*	Lincoln National Corporation	256,712.000	shares	**	4,836,458

*	Investment contracts – LNLIC Stable Value Account		4.95% interest rate (annualized)	**	9,392,547

	Wilmington Trust Money Market Fund W Class	123,746.000	par value		123,746
				**
	Participant loans	Various loans at interest rates
		varying from 4.25% to 9.50%
		Maturity through April 2027		-	796,279
					$ 44,706,990

*       Indicates party-in-interest to the Plan.
**     Indicates a participant-directed account. The cost disclosure is not required.

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrator of the Delaware Management Holdings, Inc. Employees’ Savings and 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Delaware Management Holdings, Inc. Employees’ Savings and 401(k) Plan

	By:	/s/ William David
Date: June 24, 2009		William David on behalf of The Lincoln National Corporation Benefits Committee

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-148289) pertaining to Delaware Management Holdings, Inc. Employees’ Savings and 401(k) Plan of our report dated June 23, 2009, with respect to the financial statements and schedule of Delaware Management Holdings, Inc. Employees’ Savings and 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
June 23, 2009